VIA FACSIMILE AND U.S. MAIL


August 16, 2005

Larry Fischer
Chief Financial Officer
The Allied Defense Group, Inc.
8000 Towers Crescent Drive, Suite 260
Vienna, Virginia 22182

	RE:	Form 10-K for Fiscal Year Ended December 31, 2004
      Form 10-Q for Quarter Ended March 31, 2005
      File No. 1-11376

Dear Mr. Fischer:

      We have reviewed your letter dated August 1, 2005 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions please show us in your response what the revisions will look like. These revisions should be included in an amendment to your December 31, 2004 Form 10-K.

Statement of Cash Flows, page F-11

2. We have read your response to comment two from our letter dated July 18, 2005. Please amend your Form 10-K for the year ended
December 31, 2004 to reflect the changes in your cash flow statement.

Please include a note in the financial statements included in your amended filing that discusses the restatement related to the changes in restricted cash and restricted deposits. In the note please disclose cash flows from operating activities and cash flow from financing activities as reported and as restated for each period with the reclassified items shown as reconciling items. You should also disclose the line items in which each amount was previously included and the line item in which each is now included. Please refer to paragraphs 13, 36 & 37 of APB 20 for the correction of an error in previously issued financial statements.

Your amended Form 10-K should include a revised auditor`s report containing an explanatory paragraph consistent with AU 420.12.

Note H - Goodwill, page F-23

3. We have read your response to comment three from our letter dated
July 18, 2005. It is our understanding that you have not obtained patent protection for your technology and that you expect to be the only provider this technology. Please clarify whether this is accurate. If so, please tell us whether you have considered the possibility of competitors entering the market during the period covered by your projection, thereby affecting your current cash flow projections. If applicable, please provide us with additional information to help us understand why you believe the significant return you anticipate on your research and development investment will not induce competitors to enter the market.

4. We note the significant revenue growth assumptions used in your forecast came from the business unit. Please note that paragraph 24 of SFAS 142 requires that your cash flow estimate incorporate assumptions that marketplace participants would use in their estimates. Please tell us, in detail, the assumptions underlying the volume and price figures used in sheet labeled FINSALDET. Please address the effect of competitive pressure on pricing over time. For each assumption, please provide discussion to help us understand why it would be assumed by a marketplace participant.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.



      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or in his absence, Scott Watkinson, Staff Accountant at
(202)
551-3741, if you have questions regarding comments on the financial statements and related matters.
						Sincerely,



	Rufus Decker
      	Accounting Branch Chief

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Mr. Larry Fischer
August 16, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE